Mail Stop 4561

September 19, 2007

Robert Scherne
Treasurer, CFO and Secretary
Dentalserv.com
20 West 55th Street, Fifth Floor
New York, New York 10010

> Re: **Dentalserv.com**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed on September 10, 2007**
> **File No. 000-52077**
> **Schedule 14F1**
> **Filed on September 10, 2007**
> **005-82269**

Dear Mr. Scherne:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Information Statement on Schedule 14C

1.   Please provide the disclosures required by Item 6(e) of Schedule 14A or explain your analysis as to why this is not necessary. See Item 1 of Schedule 14C.

2.   Please disclose the information required by Item 11 of Schedule 14A with respect to the preferred stock and warrants you intend to issue, including among other

things the terms of the securities. See Item 1 of Schedule 14C and Item 202(a) of Regulation S-B. We note that the company has already determined the terms of the Series A convertible preferred stock and the warrants. See Exhibits 4.1 through 4.6 of the Form 8-K/A filed on September 10, 2007. Please also provide financial statements with respect to these proposed issuances, as required by Item 13 of Schedule 14A, or supply your analysis as to why this information is not required.

3.   Note A to Schedule 14A, which is applicable to Schedule 14C by operation of Item 1 to Schedule 14C, provides that where any item calls for information with respect to any matter, and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. In this regard, the stock split appears necessary to provide adequate capital stock to issue the consideration in the pending reverse merger. Accordingly, please provide the information required by Items 13 and 14 of Schedule 14A with respect to that transaction, or supply your analysis as to why this information is not required.

4.   In addressing the preceding comment, please take particular care to ensure that your filing provides the summary term sheet regarding the reverse merger. See Item 14(b)(1) of Schedule 14A. Also please ensure that the summary term sheet is written in plain English. Please refer to Rule 421(b) and (d) of Regulation C for a description of plain English disclosure.

5.   Please also note that Item 14(c) of Schedule 14A requires detailed narrative and financial statement disclosure with respect to each party to the reverse merger.

6.   Given that the information statement is being filed in connection with a merger by operation of Note A to Schedule 14A, please calculate and remit a fee under Rule 14c-5(g).

7.   In Exhibit A to the Schedule 14C – the form of Articles of Amendment – you appear to have two paragraphs (b) and two paragraphs (c). Please revise your amendment or explain the operation of these provisions.

8.   Please remove the text of proposed Articles I and VI from the body of the information statement. This information is already presented in Exhibit A to your information statement.

9.   Consider presenting your current capital structure, proposed capital structure, and the impacts of the private placement and reverse merger on the capital structure in a tabular format.

Schedule 14F1

10.   As an initial matter, we presume you are filing this schedule because Vision
        Opportunity Master Fund, as your principal stockholder, has caused the company
        to enter into the merger agreement, although we note that Vision Opportunity
        Master Fund does not appear to have amended its Schedule 13D to reflect either
        the pending merger or the proposed issuance of additional shares in the private
        placement. Please provide us with any information known or imputed to you with
        respect to the plans of your principal shareholder and affiliate to revise its
        beneficial ownership report.

11.   Please provide the information required by Item 407(a) (Director independence)
        and Item 407(f) (Shareholder communications) of Regulation S-B. Alternatively,
        please supply your analysis as to why these disclosures are unnecessary.

Security Ownership of Certain Beneficial Owners and Management, page 3

12.   We note that you are providing ownership information as of October 22, 2007.
        Please provide this information in three clearly-labeled columns: current;
        adjusted to reflect the private placement; and adjusted to reflect the private
        placement and the merger.

        As appropriate, please amend your filing in response to these comments within 10
business days. You should provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
              the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please address all questions to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (954) 524-4169
        Eugene M. Kennedy, Esq.